 Exhibit 99.2
IFRS USD Press Release

Revenue crosses $20 billion mark with resilient growth of 3.1% in FY 26 in constant currency

Strong Large Deal wins of $14.9 Billion and healthy Free Cash Flow of $3.7 Billion

FY 27 Guidance – Revenue Growth of 1.5%-3.5%, Operating Margin of 20%-22%

Bengaluru, India – April 23, 2026: Infosys (NSE, BSE, NYSE: INFY), a global leader in AI-first business consulting and technology services, delivered $20,158 million in FY 26 revenues with a growth of 3.1% in constant currency. Reported IFRS operating margin was at 20.3% and adjusted1 operating margin at 21.0%. EPS growth was 11.0% in rupee terms2. Free cash flow generation was healthy at $3,733 million. TCV of large deal wins was $14.9 billion, with net new of 55%.

Q4 revenues were $5,040 million, growth of 4.1% year on year in constant currency. Q4 operating margin was at 20.9%.

“We delivered a resilient performance in FY 26 with growth of 3.1% with strong large deal wins of $14.9 billion, reflecting the robustness of our enterprise AI value proposition and market share gains in large transformation opportunities. The simplicity and strength of our AI services strategy across six areas is gaining traction in the market further strengthened by strong ecosystem AI partnerships enabling clients to get value from AI”, said Salil Parekh, CEO and MD. “Our AI First value framework and differentiated Topaz Fabric, position us uniquely to deepen client trust and gain greater share of the market”, he added.

Guidance for FY27:

•	Revenue growth of 1.5%-3.5% in constant currency
•	Operating margin of 20%-22%

1.	Key highlights:

For the quarter ended March 31, 2026	For the year ended March 31, 2026

•       Revenues in CC terms grew by 4.1% YoY and declined by 1.3% QoQ

•       Reported IFRS revenues at $5,040 million, growth of 6.6% YoY

•       Reported IFRS operating margin at 20.9%

•       Basic EPS at $0.23; increase of 15.7% YoY and 25.3% QoQ

•       FCF at $833 million[3]; FCF conversion at 90.6% of net profit

•        Revenues in CC terms grew by 3.1% YoY

•        Reported IFRS revenues at $20,158 million, growth of 4.6% YoY

•        Reported IFRS operating margin at 20.3%; Adjusted[1] operating margin at 21.0%

•        Basic EPS at $0.81; increase of 5.6% YoY

•        FCF at $3,733 million[3]; FCF conversion at 112.6% of net profit

1,2,3 - Please refer to the last page of this release for detailed explanation

“FY 26 was a year of disciplined execution and financial resilience reflecting in 21% adjusted operating margin and healthy free cash flow of $3.7 billion. Savings from Project Maximus enabled us to invest in strategic areas like talent, AI and sales & marketing”, said Jayesh Sanghrajka, CFO. “We remain focused on margins and cash generation as we navigate an evolving macro environment. In line with our capital allocation policy, Board has proposed a final dividend of 25 per share, which along with interim dividend and recently concluded buyback, amounts to over 37,500 crore returned to shareholders for FY 26”, he added.

2. Client wins & testimonials

•	Infosys collaborated with Citizens to accelerate AI-driven transformation across its banking operations, product development, and customer experience. Michael Ruttledge, Chief Information Officer and Head of Enterprise Technology & Security, Citizens Financial Group, said, “Our AI-first Innovation Hub reflects Citizens’ long-term commitment to building modern, secure, and intelligent banking capabilities. Partnering with leading technology firms like Infosys and leveraging Infosys Topaz Fabric is helping transform how we serve our customers by integrating advanced AI at the core of our operations to deliver more modern, secure, and personalized banking experiences.”
•	Infosys collaborated with ExxonMobil to enable the development and deployment of high-efficiency cooling systems that can meet the growing demands of AI and high-performance computing workloads. Alistair Westwood, Global Marketing Manager, ExxonMobil Product Solutions Company, said, “This collaboration reflects our commitment to innovation by allowing us to apply our energy and thermal management expertise to the evolving landscape of digital infrastructure. Infosys’ suite of AI and digital services is enabling us to pilot and adopt infrastructure that is smarter, efficient, and more resilient.”
•	Infosys collaborated with Crocs to drive a comprehensive IT and business process transformation with AI-powered innovation and advanced automation capabilities. Tom Britt, Chief Information Officer, Crocs Inc, said: “As Crocs reimagines its IT landscape, we sought a partner who could combine deep domain expertise with a commitment to innovation and operational excellence. By leveraging Infosys’ AI and advanced automation capabilities, we will optimize operations, reduce costs, and scale responsibly—while driving continuous improvement and building a foundation for sustainable growth and digital resilience that positions Crocs for the future.”
•	Infosys announced a strategic collaboration with Incora to drive faster, accurate, and resilient supply chain operations with the use of artificial intelligence globally. “Infosys brings proven leadership in AI and large-scale digital transformation, making them an ideal choice as we continue to modernize our global supply chain,” said Hari Kumar Rajendran, Executive Vice President of Global Operations, Incora. “This alliance allows us to apply advanced AI capabilities in a practical, enterprise-wide way. Together, we are building a foundation that enables Incora to better serve our customers today and adapt to the future of aerospace and defense supply chains.”
•	Infosys and University of Nottingham extended their strategic collaboration to strengthen digital infrastructure of the University’s Student Management System, ensuring high performance and security compliance. Chris Hunt, Chief Operating Officer, University of Nottingham, said, “Collaborating with Infosys empowers the University of Nottingham to set new benchmarks in higher education. Our Student Management System is one of the most critical components of the university’s operations, supporting every stage of the student journey. Our embedded partnership with Infosys will help us strengthen our core services, accelerate innovation, and enhance the reliability and security of our digital ecosystem. By integrating cutting-edge digital solutions, we are not only enriching the student journey but also redefining what it means to be a leader in global academia.”
•	Infosys extended its strategic collaboration with ABN AMRO Bank to drive the Bank’s ambition of achieving sustainable and profitable growth through 2028. Carsten Bittner, Chief Innovation and Technology Officer at ABN AMRO Bank, said, “The renewed collaboration with Infosys will help further to simplify and modernize our IT landscape, while accelerating the responsible adoption of AI across the company. This engagement will enhance operational efficiency, deliver greater customer value, and help reduce complexity and operating costs.”
•	Infosys announced its strategic collaboration with Anthropic to unlock AI value with automated workflows, accelerated software delivery, and agentic AI solutions across complex, regulated industries. Dario Amodei, Chief Executive Officer and Co-Founder, Anthropic, said, “There’s a big gap between an AI model that works in a demo and one that works in a regulated industry – and if you want to close that gap, you need domain expertise. Infosys has exactly that kind of expertise across important industries: telecom, financial services, and manufacturing. Their developers are already using Claude Code to accelerate their work and to create AI agents for industries that demand precision, compliance, and deep domain knowledge.”
•	Infosys and Intel expanded their strategic collaboration to help enterprises move from AI pilots to production at scale, aimed at optimizing performance and delivering measurable enterprise outcomes across industries. Lip-Bu Tan, Chief Executive Officer, Intel, said, “Working closely with Infosys allows us to bring the power of Intel’s AI hardware ecosystem to enterprises globally. Together, we are delivering performance-optimized, energy-efficient, and open AI solutions that clients can deploy wherever their workloads reside – from data centers to the cloud to the edge.”
•	Infosys announced its strategic collaboration with Cursor to help enterprises build and scale AI-powered digital solutions and accelerate their AI value journey. Michael Truell, CEO and Co-Founder, Cursor, said, “Infosys’ commitment to building an AI-first organization makes them a natural collaborator for Cursor. Their global scale, delivery rigor, and deep industry expertise create an ideal environment to demonstrate what AI software engineering tools can achieve in the enterprise. We are excited to collaborate with Infosys as they enable over 100,000 software engineers at Infosys with agentic coding platforms and we look forward to helping their teams deliver breakthrough outcomes for customers worldwide.”
•	Infosys and Cognition announced strategic collaboration to accelerate the AI value journey for global enterprises with advanced agentic and autonomous engineering capabilities. Scott Wu, Founder & CEO, Cognition, said, “We are thrilled to collaborate with Infosys to bring the power of autonomous and agentic AI engineering to some of the world’s most complex enterprises. Infosys’ Exponential Engineering offering perfectly complements our mission to redefine how software is built. Infosys Topaz Fabric and Devin together offer unmatched capability from real-time developer augmentation to fully autonomous engineering execution. Infosys is the first large digital services and consulting firm to deploy agentic tools at this scale. By combining Infosys’ deep industry expertise with our platform, we are enabling clients to dramatically accelerate time-to-market, enhance ROI and unlock a new era of engineering transformation.”
•	Infosys Finacle and Producers Savings Bank Corporation announced an initiative to modernize the bank’s technology landscape in the Philippines through an upgrade to the latest version of the Finacle Core Banking Solution, enabling faster, broader, and more personalized customer experiences. Andres M. Cornejo, Vice-Chairman and Chief Executive Officer, Producers Bank, said, “Our decade-long association with Infosys Finacle has been pivotal to our modernization journey. As we celebrate 30 years as an institution, this modernization initiative will further strengthen our digital capabilities, enabling us to provide real-time banking services for our growing client base and scale our lending business with greater confidence. We deeply value Finacle’s collaboration, rich functionality, swift deployment, and proven reliability, and we are excited about the new possibilities this transformation will unlock.”
•	Infosys BPM collaborated with Old National Bank to support its digital transformation journey, spanning process optimization, automation, and emerging AI‐driven capabilities. Jeff Newcom, Chief Operations Officer, Old National Bank, said, “Our relationship with the digital delivery team has been another example of how Infosys’ expertise and resources have accelerated our ability to optimize and automate processes. Now, we’re exploring AI and Agentic AI to further advance our capabilities and delivery to our clients, so that we can continue to focus on putting our clients first without needing to build all of the capabilities ourselves.”

Recognitions & Awards

Brand & Corporate

•	Multiple awards from FinanceAsia, including Best CFO, Best Investor Relations and Best Large Cap Company
•	Recognized as one of the World’s Most Ethical Companies in 2026 for sixth consecutive year by Ethisphere
•	Awarded the Compliance Leader Verification™ by Ethisphere for its commitment to fostering a strong culture of integrity, accountability, and responsible governance across its global operations
•	Recognized as a Top 3 IT services brand and the fastest growing IT services brand globally in the Brand Finance Global 500 2026 report
•	Recognized as a Global Top Employer 2026 for the sixth consecutive year by the Top Employer Institute
•	Infosys BPM recognized as a Global Top Employer 2026 by the Top Employers Institute

AI and Cloud Services

•	Rated as a market leader in HFS Horizons: Agentic Services, 2026
•	Recognized as a leader in Constellation ShortList: Observability and AIOps Services
•	Recognized as a leader in Constellation ShortList: Cross-Platform Agentic AI
•	Featured as a leader in PAC INNOVATION RADAR SAP Business AI and Joule-related Service Worldwide 2026

Key Digital Services

•	Positioned as a leader in Everest Group Private Equity (PE) Services PEAK Matrix® Assessment 2026
•	Positioned as a leader in Everest Group Software Product Engineering Services PEAK Matrix® Assessment 2026 – Global
•	Rated as a market leader in HFS Horizons: Next-gen IT Infrastructure Services, 2026
•	Recognized as a leader in Constellation ShortList: for Microsoft End-to-End Service Providers
•	Recognized as a leader in Constellation ShortList: Innovation Services and Engineering
•	Recognized as a leader in Constellation ShortList: Cybersecurity Services
•	Recognized as a leader in Constellation ShortList: Custom Software Development Services
•	Recognized as a leader in Constellation ShortList: Learning Marketplaces
•	Featured as a leader in PAC RADAR SAP-related Services Worldwide 2026

Industry & Solutions

•	Infosys Finacle positioned as a leader in 2026 Gartner® Magic Quadrant™ for Banking Payment Hub Platforms report
•	Infosys Finacle along with its customer HDFC Bank received the Retail Banker International Asia Trailblazer Awards 2026 for Excellence in Mass Affluent Banking

Read more about our Awards & Recognitions here.

About Infosys

Infosys is a global leader in AI first business consulting and technology services. Over 325,000 of our people work to amplify human potential and create the next opportunity for people, businesses, and communities. As navigators of enterprise transformation, we enable businesses in 63 countries to unlock AI value at scale. With over four decades of experience in managing the systems and workings of global enterprises, we accelerate business transformation through our AI-first value framework, deep domain expertise, and our unique ability to orchestrate innovations from our AI-native partner ecosystem. Infosys is counted among the world’s Top 100 brands committed to being a well-governed, environmentally sustainable partner for our clients where deep talent expertise, in an inclusive workplace, help them navigate their next.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release, including those concerning our future growth prospects and our future financial or operating performance, are forward looking statements intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence, the complex and evolving regulatory landscape including immigration regulation changes and developments in the US H-1B visa program, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, our corporate actions including acquisitions, cybersecurity matters, the outcome of pending litigation and the US government investigation, and the effect of current and any future tariffs. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Chad Darwin +1 323 422 3815 Chad.darwin@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(in $ million)

Particulars	March 31, 2026	March 31, 2025
ASSETS
Current assets
Cash and cash equivalents	2,341	2,861
Current investments	1,365	1,460
Trade receivables	3,715	3,645
Unbilled revenue	1,633	1,503
Other current assets	1,858	1,890
Total current assets	10,912	11,359
Non-current assets
Property, plant and equipment and Right-of-use assets	2,057	2,235
Goodwill and other Intangible assets	1,576	1,505
Non-current investments	942	1,294
Unbilled revenue	183	261
Other non-current assets	776	765
Total non-current assets	5,534	6,060
Total assets	16,446	17,419
LIABILITIES AND EQUITY
Current liabilities
Trade payables	500	487
Unearned revenue	1,248	994
Employee benefit obligations	372	340
Other current liabilities and provisions	3,396	3,191
Total current liabilities	5,516	5,012
Non-current liabilities
Lease liabilities	634	675
Other non-current liabilities	456	477
Total non-current liabilities	1,090	1,152
Total liabilities	6,606	6,164
Total equity attributable to equity holders of the company	9,786	11,205
Non-controlling interests	54	50
Total equity	9,840	11,255
Total liabilities and equity	16,446	17,419

Extracted from the Condensed Consolidated Statement of Comprehensive Income under IFRS for:

(in $ million except per equity share data)

Particulars	3 months ended March 31, 2026	3 months ended March 31, 2025	Year ended March 31, 2026	Year ended March 31, 2025
Revenues	5,040	4,730	20,158	19,277
Cost of sales	3,485	3,302	14,079	13,405
Gross profit	1,555	1,428	6,079	5,872
Operating expenses:
Selling and marketing expenses	256	226	1,025	898
Administrative expenses	244	210	969	903
Total operating expenses	500	436	1,994	1,801
Operating profit	1,055	992	4,085	4,071
Other income, net of finance cost (b)	113	125	421	376
Profit before income taxes	1,168	1,117	4,506	4,447
Income tax expense (b)	248	303	1,190	1,285
Net profit (before non-controlling interests)	920	814	3,316	3,162
Net profit (after non-controlling interests)	919	813	3,313	3,158
Basic EPS ($)	0.23	0.20	0.81	0.76
Diluted EPS ($)	0.23	0.20	0.80	0.76

NOTES:

a)	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and year ended March 31, 2026, which have been taken on record at the Board meeting held on April 23, 2026.
b)	Includes interest income (pre-tax) of $41 million and $38 million for the quarter and year ended March 31, 2026 and March 31, 2025 respectively, and reversal of tax provisions amounting to $83 million and $12 million for the quarter and year ended March 31, 2026 and March 31, 2025 respectively. This is on account of orders received under sections 250 and 254 of the Income Tax Act, 1961 for certain assessment years.
c)	Revenue growth in reported currency includes the impact of currency fluctuations. Additionally, we calculate constant currency (CC) growth by comparing current period revenues in respective local currencies converted to US$ using prior period exchange rates and comparing the same to our prior period reported revenues.
d)	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.

Reconciliation of Reported IFRS financial measures to Adjusted non-IFRS financial measures for year ended

(in $ million)

	March 31, 2026		March 31, 2025
	Operating Profit	Operating Margin (%)	Operating Profit	Operating Margin (%)
Reported IFRS	4,085	20.3	4,071	21.1
Adjustments[1]	143	0.7	–	–
Adjusted non-IFRS	4,228	21.0	4,071	21.1

NOTES:

1.	The adjusted non-IFRS measures excludes the effect of, the provisions of The Labour Codes notified by The Government of India on November 21, 2025 which resulted in an increase in gratuity liability (arising out of past service cost relating to plan amendment) and leave liability by $143 million, which is recognized in the Consolidated Statement of Comprehensive Income. This also resulted in a lower tax of $35 million in the year ended March 31, 2026.
2.	Excluding the effect of Income Tax orders received under sections 250 and 254 of the Income Tax Act, 1961 and The Labour Codes provisions notified by the Government of India, EPS increase (in terms) is 12.1% and 13.9% YoY for the year and quarter ended March 31, 2026, respectively.
3.	The free cash flow includes cash payments made towards The Labour Codes of $49 million and $99 million for the quarter and year ended March 31, 2026, respectively.
4.	We are using non-IFRS financial performance measures to supplement the financial information reported on an IFRS basis. These non-IFRS financial measures should not be considered in isolation or as a substitute for the relevant IFRS measures and should be read in conjunction with information presented on a reported IFRS basis. We believe these adjustments are necessary to reflect the Company's core performance across periods.